Elaine D. Marion Chief Financial Officer (O) 703-984-8040 (F) 703-984-8640 emarion@eplus.com

May 8, 2013

BY EDGAR AND U.S. MAIL

Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ePlus inc. Form 10-K for Fiscal Year Ended March 31, 2012 Filed on June 14, 2012 Form 10-Q for Fiscal Quarter Ended December 31, 2012 Filed on February 8, 2013 File No. 001-34167

Dear Mr. Krikorian:

This letter is submitted by ePlus inc. (the “Company,” “we,” “us” or “our”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended March 31, 2012 (the “Form 10-K”), and Form 10-Q for the fiscal quarter ended December 31, 2012 (the “Form 10-Q”), as set forth in your letter to Phillip G. Norton dated April 23, 2013.

For your reference, the text of each comment contained in your letter has been reproduced herein, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2012

Management’s discussion and analysis of Financial Condition and Results of Operations

We are continuing to consider your response to prior comment 1 and have the following comments.

1.
With regard to your consideration of inventory risk and to identifying the primary obligor, please describe what recourse is contractually available to your customer if they are unsatisfied with the performance of the third-party vendor at any time during the contract period.  If at the end of the performance period the customer finds the vendor’s work unacceptable it appears you are required to perform in order to make the work performed acceptable to your customer as stated in your January 28, 2013 letter to the staff.  In this regard, please provide us with your representations (written or otherwise), made during your marketing efforts and in your contract terms that provide evidence as to whether you or your third-party supplier is responsible for fulfilling the ordered service.  Further tell us about any recourse you have to the other third-party vendor.  We refer you to ASC 605-45-45-4 and 45-7.

RESPONSE:  To address this question, the Company wishes to provide the Staff with additional context regarding the business model of resellers such as ePlus.  When a customer places an order with us for third-party services, we in turn place an order with the third-party provider.  We are an authorized reseller (also known in the industry as a “partner”) for various original equipment manufacturers (also referred to as “vendors”), such as Cisco Systems, Inc. (“Cisco”) and Hewlett-Packard Company.   For maintenance such as Cisco SmartNet, for example, our customer is already (or simultaneously becomes) an owner of Cisco equipment, and wants to obtain a maintenance contract for the equipment from Cisco, which is the vendor.  These maintenance contracts are typically from 12 to 36 months in duration and we pay the vendor for these services in advance for all periods.  The vendor performs the services and provides the software upgrades included in the maintenance contracts.  The vendor frequently sells these maintenance contracts through its authorized resellers, rather than directly to end-users (referred to herein as our customers), for reasons more fully explained in our response to comment 5 below.  Thus, there are two contractual relationships, one between our customer and the Company, and another between the Company and the vendor.  Although the specific contractual terms may vary, these general principles are consistently applied.

We do not offer our customers refunds for third-party services or provide our customers the ability to cancel the contracts, unless the refund or cancellation is agreed to by the vendor.  If our customer is unsatisfied with the performance of a vendor, either during or after the performance period, the customer has alternative methods of recourse.  First, the customer could initiate contact either with us or with the vendor and seek a consensual resolution of the matter.  If the customer contacted us, we would initially ask the vendor to work directly with the customer to resolve the matter.  If the customer initiated a formal dispute, such as a claim or lawsuit, there are several possible scenarios.  Although a customer could seek recourse exclusively against us for a contractual claim, a customer would likely seek formal recourse against both us and the vendor.  A customer could also choose to initiate a claim against the vendor directly, but more likely would seek to require us to enforce the performance obligations imposed upon the vendor by virtue of the vendor’s contract with us because the customers have no direct contractual relationship with the vendor.  If a customer brought a legal claim exclusively against us, we would likely either seek legal recourse separately against the vendor or seek to include the vendor in responding to a legal claim by a customer. Under any scenario, the vendor would be liable to us for any compensatory damages payable by us to the customer because any such damages, where established, would almost invariably result from deficiencies in the vendor’s performance of its contractual obligations.

Our contract terms make it clear to our customers that third-party services we sell are the responsibility of third parties.  For example, paragraph 7 of the Company’s standard terms and conditions for products and services provides:

Services. Services provided by ePlus or its subcontractor shall be pursuant to an applicable statement of work executed by ePlus and the Customer. All services shall be deemed accepted upon completion or within five (5) business days of delivery to Customer of a milestone or completion certificate as may be provided in an applicable statement of work. Certain services including, but not limited to maintenance, support, extended manufacturer warranty service, and other services provided under a manufacturer’s SKU identified in a purchase order, are sold by ePlus as a reseller without a statement of work. ("Third Party Services"). For such Third Party Services, the third party service provider shall be solely responsible for providing the services to the Customer, and Customer will look exclusively to such third party for any loss, claims, liability or damages arising from or related to the provision of such Third Party Services. Customer hereby releases ePlus and each of its affiliates from any and all claims arising from or relating to the purchase, sale or performance of any such Third Parties Services. (emphasis added).1

The Customer Master Agreement (“CMA”) that we sign with many of our customers typically provides:

ePlus provides the Products and Services ‘AS IS.’  ePlus makes no representation as to the accuracy or completeness of Services provided hereunder.  Notwithstanding anything to the contrary in this Agreement, Customer understands that ePlus shall bear no responsibility for the performance, repair or warranty of any of Customer’s software or hardware products or any software, hardware product or service provided to Customer by a third party and/or vendor, and Customer shall look solely to the third party provider for all remedies and support with regard to such products or service.  (emphasis added)

Our marketing materials for third-party vendors typically consist of documentation created and provided by the vendors themselves.  The “partners” section of our website contains links to numerous materials written by or on behalf of our partners, such as white papers, data sheets, articles and success stories.  See http://www.eplus.com/partners/Pages/default.aspx.

In conclusion, we are not the primary obligor because we do not provide or fulfill the third-party services as our supplier is responsible for fulfilling the ordered service, therefore, we do not believe ASC 605-45-45-4 is applicable to us.  We believe that our customers may make claims against us or our vendors for various reasons including failure to perform satisfactorily or at all, notwithstanding the disclaimers we have in our agreements in this regard.  Regarding the applicability of ASC 605-45-45-7, we generally pay our vendors in advance for the performance period and collect from our customers under similar terms.  We are not responsible for fulfillment of maintenance or software assurance, and we do not offer our customers refunds for third-party services or provide our customers the ability to cancel the contracts, unless the refund or cancellation is agreed to by the vendor.

In response to the Staff’s request for additional evidence, we are supplementally providing under separate cover to the Staff representative documentation that we have provided in the past to customers who purchase Cisco SmartNet third-party services. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, the Company hereby requests the return to the Company of such supplementally provided information.

2.
Further, please tell us what remedy is available, if any, to the third-party vendor in the event they incur higher than expected costs in performing the services for which you have contracted.  In this regard, tell us to what extent your vendor would be able to recover their cost overages from you.

RESPONSE:  There is no remedy from us to our third-party vendor if they incur higher than expected costs in performing the services for which we have contracted.

1	ePlus Customer Terms and Conditions for Products and/or Services, available at http://www.eplus.com/terms-and-conditions/Pages/Products-Services-Terms-and-Conditions.aspx.

3.
Please consider your historical experience with your vendor third-parties and the events described in comments 1 and 2 above.  Quantify, and describe, if any, the outcomes of these incidents and whether these outcomes were consistent with the terms set forth in your agreements with your customers and vendors.

RESPONSE:  As indicated above in our response to comment 2, we have had no costs or payments related to cost overruns by our vendors because our third-party vendors are responsible for performing the contracted services and have no recourse to us for their cost overruns.  To date, we have not experienced claims by our customers for unacceptable work performed under these arrangements, and we have not experienced any situation where a customer has sought to require us to fulfill the ordered service due to non-performance by a third-party vendor.  We believe these outcomes are consistent with the terms set forth in our agreements with our customers and vendors because, in each case, the vendors are responsible for the day-to-day provision of the services under the contract, and customers are aware that the service provider is the entity performing the services under the maintenance services agreement.  We believe that our historical experience with vendor third-parties is consistent with the terms set forth in our agreements with customers and vendors and that the lack of historical claims experience is a function of the high degree of reliability and customer satisfaction relating to the products and services that we resell on behalf of the third-party vendors we use.  We respectfully submit that the lack of claims history or other disputes relating to the provision of these services is consistent with the conclusions we have reached in this regard.

4.
Tell us whether you have ever entered into oral or written commitments with any of your vendors that require you to contract with them for a minimum value of services or number of customers during a specific period.

RESPONSE:  We have not entered into oral or written commitments with any of our vendors that require us to contract with them for a minimum value of services or number of customers during a specific period.

5.
Explain why you believe that you “are not primarily responsible for providing the maintenance services (i.e. [you] are only secondarily liable.)”  Explain why you have secondary liability when you have the sole contractual relationship with the customer.  Indicate why customers do not purchase maintenance directly from the third-party service provider instead of through you.

RESPONSE:  We respectfully submit, as we have emphasized in our previous responses to the Staff, that identifying the primary obligor in a service arrangement can be a difficult evaluation, requires judgment, and should consider the customer’s perspective.  The primary obligor is the party responsible for providing the service desired by a customer.  In particular, ASC 605-45-45-16 indicates this evaluation should consider “a customer’s understanding of whether the entity or the supplier is responsible for fulfilling the ordered product or service.”  From the perspective of our customers, the purchase order and invoice are only a means by which the customer purchases maintenance services from the third-party vendor, even though the Company has a contractual relationship with the customer that may include a CMA, our credit application or terms and conditions incorporated through a quote, purchase order and invoice.  In some cases, the Company provides vendor documentation describing the terms of the coverage as well as other marketing materials from the vendor or the Company in each case describing the vendor’s services.  In addition, the vendors’ websites typically describe the services provided, and the Company’s quotes and invoices explicitly identify the third-party vendor as the provider of the maintenance service.  Moreover, as described in our response to comment 1 above, the Company does not have general inventory risk because we do not purchase maintenance agreements from third-party vendors until we have obtained a purchase order from an end-use customer.

Most of our customers generally cannot purchase these maintenance and assurance contracts from the vendors directly because the vendors use resellers to distribute their products.  Most of the third-party vendors have a limited direct sales force and focus their sales efforts on supporting large enterprise customers directly, if at all.  Resellers must complete a certification process with the vendor to gain the right to resell the vendor’s products or certain product lines.  The certification process can entail training for sales-related employees, training for engineers, achieving certain minimum sales volumes, purchasing demonstration-related equipment or other tasks needed to resell the third-party vendor’s products and services.  These certifications can be costly to obtain and maintain.

In support of our conclusion, we respectfully refer you to ASC 605-45-55-39, Example 11: Discount Airline Ticket Sellers, Case B: Net Reporting. In this example, the Travel Discounter is the merchant of record as it relates to the sale of airline tickets to customers.  However, the airline is identified to the customer during the marketing of the tickets as the one who will provide the air travel.  Based on this fact, the airline was deemed to be the primary obligor from the perspective of the customer even though the Travel Discounter is in contractual privity with the customer.  Further, the Travel Discounter does not have general inventory risk as it pays airlines only for tickets it actually sells to customers.  Based on an evaluation of these facts, the Travel Discounter concluded that revenue should be presented on a net basis even though the Travel Discounter was the merchant of record.

Supplementally, the Company also refers the Staff to comments taken from the 2012 AICPA National Conference on Current SEC and PCAOB Developments held December 3-5, 2012.  During the Current Practice Issues sessions, Douglas Barton, Partner at Deloitte & Touche LLP, our independent registered public accounting firm, and former professional accounting fellow in the SEC’s Office of Chief Accountant, noted that when dealing with transactions that contain hardware and software elements that are being resold, there is a need to focus on the customer’s perspective regarding who provides the respective products and/or services and whether the Company is responsible for providing the product or service desired by the customer.

In this regard, the Company refers the Staff to three different publications following the 2012 AICPA Conference that summarize this discussion:

Reporting Gross as a Principal Versus Net as an Agent. — One panelist emphasized that ASC 605-45 lists the following as strong indicators that an entity should report revenue gross as a principal instead of net as an agent: (1) the entity is the primary obligor and (2) the entity has general inventory risk in an arrangement.  Regarding the assessment of whether the entity is the primary obligor, Ms. Luisi indicated that the staff will try to ascertain what product or service is desired by the customer, as described in ASC 605-45-45-4 (i.e., the staff will focus on “[w]hether [the company] is responsible for providing the product or service desired by the customer”) (emphasis added).2

Gross versus net revenue recognition considerations (Accounting Standards Codification (ASC) 605-45) continue to be a hot accounting issue, particularly for service companies and resellers of software and hardware.  This discussion focused on the subjectivity of the analysis, including the evaluation of the two “strong” indicators of gross reporting — primary obligor and general inventory risk.  Generally speaking, gross reporting is appropriate only when at least one of the two strong indicators is present.  The SEC staff indicated it also continues to receive questions on this topic.  When evaluating such arrangements, the SEC staff generally evaluates the arrangement and each of the indicators from the customer’s perspective (emphasis added).3

Revenue Recognition — Gross versus Net — ASC 605-45-45 provides a list of indicators to consider when determining whether revenue should be reported gross (as a principal) or net (as an agent). The “strong” indicators (as identified in US GAAP) consider whether the entity: (a) is the primary obligor and (b) has general inventory risk (before the customer order is placed or upon customer return). Identifying the primary obligor can be very subjective and difficult, especially in service arrangements. The SEC staff believes that to qualify as a principal (and recognize revenue on a gross basis) a company must be the primary obligor and, in most cases, must also be subject to general inventory risk.  The assessment regarding primary obligor (i.e., who is responsible for providing the services or fulfilling the contract) should be from the perspective of the customer and all external communications, including a company’s website, marketing materials and sales contracts, should be considered. The staff also noted that the current practice is based on the strong indicator designation in US GAAP (emphasis added).4

The Company also refers the Staff to comment 62 in the June 29, 2011 comment letter from the Staff to Groupon, Inc., in which the Staff questioned why Groupon believed they were the primary obligor in their arrangements when “from the perspective of a customer, a Groupon is a means for the customer to purchase a product or a service from a merchant at a discounted price.”  Although Groupon’s response dated July 14, 2011 indicated that Groupon had the primary relationship with the customer, the Staff declined to agree with Groupon’s conclusions, and Groupon ultimately concluded that the correct approach was to present revenue on a net basis.

In conclusion, the Company is not primarily responsible for providing maintenance services from the perspective of the customer and this is explicitly communicated to our customers in the terms and conditions as stated above in our response to comment 1.  The Company’s terms and conditions state that the vendor is solely responsible for providing the services to the customer and the customer agrees to look exclusively to such third party for any loss, claims, liability or damages arising from or related to the provision of such third party services.  The Company may, however, have secondary responsibility to perform or secondary liability to our customers.    We believe secondary liability potentially includes any action taken by a customer to recover damages or seek recourse under the contract when the third-party vendor does not perform or does not perform in a manner satisfactory to the customer.  Also customers purchase maintenance directly from the Company because the vendors typically use resellers such as the Company to sell such contracts and don’t sell them directly to customers.  As discussed in our responses to comments 1 through 3 above, the Company believes that this conclusion is fully consistent with the nature of the Company’s commercial relationships with its customers and vendors, including the terms and conditions of relevant contractual provisions and the Company’s marketing practices as well as its experience with cost overruns and claims history.  As indicated above, the historical claims experience with our customers is consistent with the Company’s conclusions in this regard, as indicated in our response to comments 1 through 3 above.

2	Deloitte Heads Up, “Highlights of the 2012 AICPA National Conference on Current SEC and PCAOB Developments” at 29 (Dec. 11, 2012), available at http://bit.ly/15rgM00.

3	EY Compendium, “2012 AICPA National Conference on Current SEC and PCAOB Developments” at 18 (Dec. 10, 2012), available at http://bit.ly/13YJ3Xo.

4	MFA Alert, “The 2012 AICPA SEC and PCAOB Conference” (Jan. 2013), available at http://bit.ly/XAZeXF.

The Company respectfully submits that we are not primarily responsible for providing maintenance services from the perspective of the customer and that net reporting is appropriate based upon the Company’s specific facts and circumstances, following a comprehensive consideration of this matter including a review of the evolution in practice that the Company believes has sufficiently clarified the manner in which the Company should apply ASC 605-45 to its particular situation.

*  *  *  *  *

In accordance with the telephone conversation on May 2, 2012 between Stephen G. Krikorian of the Staff and Joel H. Trotter of Latham & Watkins LLP, the Company hereby requests an opportunity for a meeting with the Staff in person together with representatives of the Company, members of the audit engagement team and national office personnel from the Company’s independent registered public accounting firm and the Company’s legal counsel in the event that the Staff has any further questions regarding this matter.  Based on the Staff’s comments and the Company’s responses to date, the Company believes that an in-person meeting would facilitate further discussion of this matter in the event that the Staff has any further questions or comments or wishes to discuss these matters more comprehensively.

The Company respectfully requests that you contact the undersigned at (703) 984-8040 or Mr. Trotter at (202) 637-2165 to schedule a meeting.

Sincerely,

/s/ Elaine D. Marion
Elaine D. Marion
Chief Financial Officer

cc:	Mr. Phillip G. Norton, Chairman, CEO & President, ePlus inc.
Allison Dyer, Deloitte & Touche LLP
Lloyd H. Spencer, Esq., Nixon Peabody LLP
Joel H. Trotter, Esq., Latham & Watkins LLP